UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended June 30, 2005

Commission file number 33-13511

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

600 Mayer Street

Bridgeville, PA 15107

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

INDEX TO FINANCIAL STATEMENTS

		Pages
Items 1. and 2. Financial Statements and Exhibits

a.	Financial Statements:

	Reports of Independent Registered Public Accounting Firms	3

	Statements of Financial Condition June 30, 2005 and 2004	5

	Statements of Income and Changes in Plan Equity For the Years Ended June 30, 2005, 2004 and 2003	6

	Notes to the Financial Statements	7

b.	Exhibits:

	23.1 Consent of Schneider Downs & Co., Inc.

	23.2 Consent of PricewaterhouseCoopers LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

  Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

Bridgeville, Pennsylvania

We have audited the accompanying statements of financial condition of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (Plan) as of June 30, 2005 and 2004, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of June 30, 2005 and 2004, and the income and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
September 6, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Universal Stainless & Alloy Products, Inc.

1996 Employee Stock Purchase Plan

In our opinion, the accompanying statement of income and changes in plan equity presents fairly, in all material respects, the income and changes in plan equity of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (the “Plan”) for the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
September 25, 2003

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

	2005	2004
Assets:
Cash	$53,457	$40,293

Total assets	$53,457	$40,293

Liabilities and Plan equity:
Payable to Plan sponsor	$48,489	$40,109
Refunds payable to Plan participants	4,783	9

Total liabilities	53,272	40,118

Plan equity	185	175

Total liabilities and Plan equity	$53,457	$40,293

The accompanying notes are an integral part of these financial statements.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

For the Years Ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Additions:
Contributions by participating employees	$97,052	$67,542	$59,179
Interest on bank deposits	462	137	174

Total additions	97,514	67,679	59,353

Deductions:
Stock distributions	92,917	67,422	46,020
Participant withdrawals	4,125	13	13,150
Administrative costs	462	137	174

Total deductions	97,504	67,572	59,344

Net increase in Plan equity	10	107	9

Plan equity, beginning of year	175	68	59

Plan equity, end of year	$185	$175	$68

The accompanying notes are an integral part of these financial statements.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005

1.	Description of the Plan

The Universal Stainless & Alloy Products, Inc. (the Company) 1996 Employee Stock Purchase Plan (the Plan) was adopted by the stockholders of the Company on May 22, 1996 for the benefit of substantially all employees of the Company. The Plan was established to enable eligible employees of the Company to acquire an ownership interest in the Company. The aggregate number of shares of common stock which may be purchased under the Plan shall not exceed 90,000 shares. The Plan is intended to be an employee stock purchase plan, as defined by Section 423 of the Internal Revenue Code.

Purchase rights are generally granted with respect to six-month purchase periods and are limited to the lesser of (i) 100 shares, (ii) the maximum number of whole shares that could be purchased by an amount equal to 10 percent of an employee’s base compensation paid during the purchase period, or (iii) a pro-rata share of the shares remaining in the aggregate authorization under the Plan. The purchase price for shares subject to the purchase right is the lesser of (i) 85 percent of the closing market price of such stock on the date of the grant of the purchase right, generally the first business day preceding the beginning of a six-month purchase period, or (ii) 85 percent of the closing market price of such stock on the date the purchase price is exercised, generally the last business day of the six-month purchase period. No cash consideration is received for the granting of purchase rights.

No employee may be granted a purchase right under the Plan if the employee, immediately after the purchase right is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. Also, no employee may purchase shares under the Plan in excess of $25,000 of fair market value of such shares on the date of grant of the purchase right.

Employees may elect to participate by filing an enrollment form and authorizing payroll deductions of up to 10 percent of their base compensation; provided, however, that such amount may not exceed 100 shares multiplied by 85 percent of the fair market value of a share of Company stock on the date of the grant of the purchase right. Payroll deductions begin with the first paycheck received after commencement of the relevant purchase period and end with the last paycheck received within the purchase period. The shares of stock subject to the purchase right are automatically purchased on the last day of the purchase period by applying the accumulated payroll deductions to the purchase of whole shares of common stock. Any amount remaining after the purchase of the maximum amount of whole shares is recorded as Plan equity and applied to the next purchase period; provided, however, if the employee purchased 100 shares during the purchase period, the balance is refunded.

The Board of Directors of the Company has the power to terminate or amend the Plan at any time. If the Board did not take action to terminate the Plan earlier, the Plan would have terminated on the last day of the first purchase period ending in 2005, unless all shares available for issuance under the Plan had been sold. In 2005, the Board extended the stated termination date of the Plan for a period of up to five years and the Plan will, unless further amended by the Board of Directors, terminate on the last day of the first purchase period ending in 2010 or the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.

2.	Summary of Significant Accounting Policies:

Security Transactions

Security transactions are accounted for as of the last day of each six-month purchase period. Securities are issued directly by the Company to the participants of the Plan from unissued shares designated for the Plan, and a corresponding liability to the Plan sponsor is recorded. The Plan does not hold the securities as temporary investments. For the fiscal years ended June 30, 2005, 2004 and 2003, the shares issued were 9,349, 9,281 and 8,949, respectively. Since inception of the Plan, 76,381 of the designated shares have been issued. The valuation of securities distributed is at cost determined in accordance with the Plan.

Contributions and Deposits

Employee contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation. Contributions to the Plan are initially invested in an interest-bearing account pending their investment in the Company’s stock. Interest earned on such cash balances is returned to the Company to partially offset administrative costs of the Plan.

Withdrawals and Refunds

Participant withdrawals from the Plan may occur at the election of the participant, upon termination of employment or as a refund of contributions made in excess of the value of stock distributed during each purchase period. Participant withdrawls equal the cash contributed to the Plan less the value of stock distributed to the participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Board of Directors who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

1996 EMPLOYEE STOCK PURCHASE PLAN

SIGNATURE	TITLE	DATE
/s/ Richard M. Ubinger	PLAN ADMINISTRATOR	OCTOBER 14, 2005
RICHARD M. UBINGER